United States securities and exchange commission logo





                              December 19, 2023

       Mingyu (Michael) Li
       Chief Executive Officer
       Horizon Space Acquisition I Corp.
       1412 Broadway, 21st Floor, Suite 21V
       New York, NY 10018

                                                        Re: Horizon Space
Acquisition I Corp.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            File No. 001-41578

       Dear Mingyu (Michael) Li:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       General

   1. Reference is made to disclosures within your definitive proxy statement filed on
                                                        September 8, 2023,
where you acknowledge foreign ties and discuss the impact on your ability to
complete your initial business combination. Please revise future periodic filings to include the
same disclosure.



               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Mingyu (Michael) Li
Horizon Space Acquisition I Corp.
December 19, 2023
Page 2




       Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you
have any questions.



                                                        Sincerely,
FirstName LastNameMingyu (Michael) Li
                                                        Division of Corporation
Finance
Comapany NameHorizon Space Acquisition I Corp.
                                                        Office of Real Estate &
Construction
December 19, 2023 Page 2
cc:       Arila Zhou, Esq.
FirstName LastName